BIOTECH RECEIVES ORDER FOR SUCANON DIABETES DRUG FROM MEXICO^S LARGEST DRUGSTORE CHAIN

Vancouver, B.C., December 1, 2004 Robert Rieveley, the President of Biotech Holdings has announced in a quarterly report to shareholders that the Company has received its first order for Sucanon from the largest drugstore chain in Mexico.

"I am pleased to report that the Company^s Mexico City office has received the first order for distribution of Sucanon in Mexico by Farmacias Benavides, the largest pharmacy chain in Mexico. Farmacias Benavides has 662 stores and 83,000 employees. It has a presence in 129 cities in Mexico," Mr. Rieveley said.

"Signed commitments are also expected from Wal-Mart, Farmacias Guadalajara, Sanborns, Nutrisa and Supermayoreo. In combination, these drugstore chains account for more than 50% of all drugstore sales in Mexico," Mr. Rieveley added.

"To take advantage of the typically very busy Christmas season in Mexico, Biotech^s marketing partners are arranging in-store sales teams to present Sucanon in the drug departments of large chains during the Christmas period. The in-store teams will present information, answer questions and direct potential purchasers to in-store pharmacists. These in-store sales are supported by radio commercials in the same urban markets. A Sucanon infomercial to be televised nationally has been submitted to the Mexican regulator for approval and will go on air with text approved by the regulator," Mr. Rieveley said.

The Company expects to begin deliveries to buyers at the beginning of December, with the formal launch date for Sucanon to be announced immediately as the first deliveries are made.

"Funding for these activities is coming from amounts received pursuant to conditional approval given October 26, 2004 by the TSX Venture Exchange for a private placement of up to $1,000,000 Cdn at a price of $.50 Cdn per share, each share having a $.55 two-year warrant. A total of $486,290 has been received, including funds from two directors of the Company. This placement will be held open to December 10, 2004 for receipt of further funds," Mr. Rieveley said.

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Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech's website at www.biotechltd.com.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management's best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.